SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 9, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.

(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 9, 2007, reporting the number of voting rights and shares comprising its share capital as of January 31, 2007.

Dassault Systèmes Announces

Number of Voting Rights and

Shares Comprising its Share Capital

Paris, France, February 9, 2007 - Pursuant to Article 222-12-5 of the Autorité des marchés financiers (AMF) General Regulation, Dassault Systèmes is required to file with the AMF on a monthly basis the number of voting rights and shares comprising its share capital.

As of January 31, 2007:

Number of outstanding shares: 115 797 043

Total number of voting rights: 129 592 164 *

* The total number of voting rights is calculated on the basis of the total number of shares, even if the exercise of the voting rights attached thereto is suspended, pursuant to Article 222-12 of the General Regulation of the Autorité des Marchés Financiers relating to the method for calculation of percentages of holdings in shares and in voting rights. We invite our shareholders to refer to such article should they need to declare acquisitions or dispositions of shares that cross specific thresholds.

This information is also published on Dassault Systèmes’ website: www.3ds.com.

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About Dassault Systèmes

As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts:

Anthony Marechal 01 55 49 84 21 anthony_marechal@ds-fr.com	Mikiko Igarashi (AP) +81-3-5442-4138 mikiko_igarashi@ds-jp.com

Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: February 9, 2007	By:	/s/ Thibault de Tersant
	Name: Title:	Thibault de Tersant Executive Vice President, Finance and Administration